14046168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 22870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12671 High Bluff Drive, Suite 200
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Heising — 858-436-3180 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 200	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Heising, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Financial Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS NAIMAN
Commission # 1984456
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2016

Signature

Managing Director/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2013

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1 – 2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 11
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	15 – 16

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
Independent Financial Group, LLC
San Diego, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC (the "Company") as of December 31, 2013 and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 25, 2014

PKF
Certified Public Accountants
A Professional Corporation

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,140,422
Receivables from clearing organization, net of allowances of $5,000		1,031,247
Commission receivables		3,012,830
Other receivables, net		89,699
Other assets		58,926
Total current assets		7,333,124
Deposits with clearing organization		100,000
Property and equipment, net		224,423
Total assets	$	7,657,547

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accounts payable	$	444,425
Accrued commissions		3,413,165
Other accrued liabilities		1,732,503
Intercompany payable		186,817
Total current liabilities		5,776,910
COMMITMENTS AND CONTINGENCIES (Note 6)		
MEMBER'S CAPITAL		1,880,637
Total liabilities and member's capital	$	7,657,547

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions and clearing	$ 66,303,863
Investment advisor fees	22,401,376
Insurance and due diligence fees	5,926,181
Other	1,681,005
Interest income	292,447
Total revenues	96,604,872
Expenses:	
Commissions and clearing	60,199,770
Investment advisor fees	19,687,346
Employee compensation and benefits	7,075,681
Outside services	3,038,918
Insurance	2,181,507
Meetings and conferences	1,159,475
Advertising and market development	604,947
Occupancy	420,000
Travel and entertainment	246,975
Office supplies and printing	170,748
Communication and technology	117,735
Licenses and registration fees	99,364
Other	99,039
Depreciation and amortization	62,795
Property taxes and tax fees	6,785
Total expenses	95,171,085
Net income	$ 1,433,787

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2012	$ 217,145	$ 889,705	$ 1,106,850
Distributions	-	(660,000)	(660,000)
Net income	-	1,433,787	1,433,787
Balance at December 31, 2013	$ 217,145	$ 1,663,492	$ 1,880,637

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,433,787
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	62,795
Provision for losses on accounts receivable	5,000
Decrease (increase) in assets:	
Receivables from clearing organization	(423,631)
Commission receivables	(721,800)
Other receivables	38,317
Other assets	(10,427)
Increase (decrease) in liabilities:	
Accounts payable	324,048
Accrued commissions	607,648
Other accrued liabilities	1,252,521
Intercompany payable	186,817
Net cash provided by operating activities	2,755,075
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(39,802)
Net cash used in investing activities	(39,802)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(660,000)
Net cash used in financing activities	(660,000)
Net increase	2,055,273
Cash and cash equivalents at the beginning of the year	1,085,149
Cash and cash equivalents at the end of the year	$ 3,140,422
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Investment advisory, insurance and due diligence fees are recorded during the period in which services are provided.

Concentration of Credit Risk

The Company maintains cash balances with two financial institutions. At December 31, 2013, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment); however, at times, these balances may exceed the insured limits by SIPC. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2013, the Company had two products that comprised approximately 75% of commission receivables. For the year ended December 31, 2013, the Company had three products that comprised approximately 84% of commission and clearing revenues.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $6,700 within property taxes and tax fees in the accompanying statement of operations, which represents the California LLC fee paid by the Company in 2013.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2013, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Other Receivables, Net

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2013 was $604,947.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2013:

Furniture and fixtures	$	234,066
Equipment		67,568
Computers and software		232,334
		533,968
Less: Accumulated depreciation and amortization		(309,545)
Total property and equipment, net	$	224,423

For the year ended December 31, 2013, depreciation and amortization expense was $62,795.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2013, the Company had net capital of $1,180,594, which was $795,466 in excess of the required minimum net capital of $385,128. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 4.89 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under an expense sharing agreement. For the year ended December 31, 2013, the Company paid $6,116,053 to the parent company for employee compensation and benefits, which was included within total compensation expense of $7,075,681. As of December 31, 2013, amounts owed to the parent company totaled $186,817 for payroll related expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

In 2012, the Company entered into a sublease agreement with its parent company under an expense sharing agreement with rent of approximately $35,000 per month and expiring on June 30, 2017. For the year ended December 31, 2013, rent expense totaled $420,000.

Future minimum lease commitments under this operating lease are as follows:

Years ending December 31,	
2014	$ 420,000
2015	420,000
2016	420,000
2017	210,000
	$ 1,470,000

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2013. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2014.

SUPPLEMENTARY INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Member's capital	$ 1,880,637
Less non-allowable assets:	
Commission receivables	(268,104)
Other receivables	(89,699)
Other assets	(58,926)
Property and equipment	(224,423)
Non-allowable assets	(641,152)
Less: Other deductions and/or changes	-
Net capital before haircuts on securities positions	1,239,485
Haircuts	
Money Market Funds	40,087
Undue Concentration Haircut	18,804
Total Haircuts Deduction	58,891
Net Capital	$ 1,180,594
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 444,425
Accrued commissions	3,413,165
Other accrued liabilities	1,732,503
Intercompany payable	186,817
Total aggregate indebtedness	$ 5,776,910
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 385,128
Net capital in excess of amount required	$ 795,466
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$ 602,903
Ratio of aggregate indebtedness to net capital	4.89 to 1

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Independent Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements of Independent Financial Group, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of Independent Financial Group, LLC, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 25, 2014

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants & business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

To the Member of
Independent Financial Group, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Independent Financial Group, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 25, 2014

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022870 FINRA DEC
INDEPENDENT FINANCIAL GROUP LLC 18*18
12671 HIGH BLUFF DR STE 200
SAN DIEGO CA 92130-3018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Heising 858-436-3180

2. A.	General Assessment (item 2e from page 2)		$ 145,480
B.	Less payment made with SIPC-6 filed (**exclude Interest**) 7-29-2013 Date Paid		(64,923)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		80,557
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 80,557
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 80,557	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INDEPENDENT FINANCIAL GROUP LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 2014.

Managing Director / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 96,604,872
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	34,221,301
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	703,960
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): CONFERENCE REV. / E+O AND FIDELITY COLLECTIONS FROM REPS / TECH FEES / LETTER PROCESS COLLECTED FROM REPS FINRA + SIPC OVERAGE AND Y/A BPS (Deductions in excess of $100,000 require documentation)	3,372,420
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 115,245	
Enter the greater of line (i) or (ii)	115,245
Total deductions	38,412,926
2d. SIPC Net Operating Revenues	$ 58,191,946
2e. General Assessment @ .0025	$ 145,480

(to page 1, line 2.A.)

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

February 25, 2014

To the Member and Management of
Independent Financial Group, LLC

In planning and performing our audit of the financial statements of Independent Financial Group, LLC. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Independent Financial Group, LLC's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in Independent Financial Group, LLC's internal control to be significant deficiencies:

During the walkthrough of the registered representative process and the testing of commission expense, we noted the following deficiencies:

1. There is no review of the initial input of the registered representative commission information into the Company's back office system. There is also no review and approval of any subsequent modifications or changes.
2. There are various individuals who have full administrative access to the Company's back office system. These individuals can make changes to any registered representative information at any time. Notifications are not being sent for any changes made and exception reports are not generated from the system.
3. Lack of documentation in the registered representative's file for changes to his/her commission payout percentage.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

4. Commission payout percentage per the signed registered representative agreement in some cases does not agree to the commission payout percentage in the Company's back office system.

For the deficiencies noted above, we recommend the following:

1. We recommend reviews of the initial input and any subsequent modifications or changes to the registered representative commission information.
2. We recommend the Company generate an exception report on a monthly basis and an appropriate level employee review any changes made during the month. The report should be reviewed and signed off by an individual who does not have administrative access to the Company's back office system.
3. We recommend the Company keep copies of all signed documents in the registered representative's file for any changes made to the registered representative's agreement.
4. We recommend the Company perform a review of all the registered representative's files and agree the commission payout percentages to the Company's back office system. For any files that are missing documentation, we recommend the Company obtain a new signed letter or agreement from the registered representative.

This communication is intended solely for the information and use of the Board of Directors and management of Independent Financial Group, LLC., and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

PKF

PKF
Certified Public Accountants
A Professional Corporation